Exhibit 99.6

P R E S S   R E L E A S E

For immediate release	23 July 2003

CADBURY SCHWEPPES REPORTS
FIRST HALF PERFORMANCE IN LINE WITH EXPECTATIONS

Cadbury Schweppes plc reports on financial performance for the 24 weeks ended 15 June 2003:

				% growth	% growth
		2003	2002	Reported	Constant Currency

Sales	£m	2,700	2,354	+15	+18
Underlying Operating Profit*	£m	436	429	+2	+8
– Goodwill amortisation	£m	(44)	(25)
– Restructuring	£m	(26)	(17)
Total Operating Profit	£m	366	387	-5	+1

Underlying Profit Before Tax**	£m	365	386	-5	+1
Profit Before Tax	£m	294	349	-16	-9

Underlying EPS	P	12.4	12.9	-4	+2
Basic EPS	P	9.2	11.3	-19	-9

Dividends per share	P	3.65	3.50	+4	N/a

* Includes associates
** Underlying profit before tax and earnings per share (EPS) includes associates, excludes goodwill amortisation, major restructuring charges and disposal gains/losses (see notes 7 and 8 page 16 for a reconciliation to profit before tax and earnings per share)

2003 Interim Highlights

•	Underlying EPS up 2% at constant currency
•	Excluding acquisitions, base business grew underlying EPS by 5%
•	Continued strong growth from Cadbury Trebor Bassett
•	Americas Beverages sales up 2% and profits up 5% at constant currency
•	Asia Pacific profits down, due to shortfalls in Australia
•	Overall, Adams performance in line with acquisition plan
•	New organisational structure in place and planning for future growth

Todd Stitzer, CEO of Cadbury Schweppes, said, “I am pleased to report reasonable first half results in line with expectations, against a background of weak trading conditions in many markets. Underlying EPS from our base businesses is up 5%, driven by another strong performance from our confectionery businesses in Europe, Africa and the Middle East. Our beverage businesses have had a more difficult half, mainly due to a slow-down in the US soft drinks market. Our recently acquired Adams business is performing in line with the overall acquisition plan.

“Looking ahead, we see the performance of the Group for the full year being broadly similar to that seen in the first half. 2003 is a transitional year for Cadbury Schweppes, as we consolidate 7 UP’s new distribution arrangements, integrate Adams and bed down our new organisational structure. These changes are focused on establishing a stronger and more sustainable platform for future growth.”

Cadbury Schweppes Public Limited Company
25 Berkeley Square
London W1J 6HB
Telephone: +44 (0) 20 7409 1313
Fax: +44 (0) 20 7830 5137
www.cadburyschweppes.com

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CHIEF EXECUTIVE OFFICER’S REVIEW

2003 Interim Performance Summary
Commenting, Todd Stitzer, CEO of Cadbury Schweppes said, “Overall we had a reasonable first half against a background of generally weak trading conditions in many of our key markets.

“Excluding acquisitions, the base business grew underlying earnings per share by 5% at constant exchange rates, driven by another strong performance from our confectionery businesses in Europe, Africa and the Middle East. Cadbury Trebor Bassett (CTB) continued to produce excellent results growing both sales and market share.

“Our beverage business in the Americas did well to achieve like-for-like sales up 1% and underlying operating profit up 5% in a challenging market. The US carbonated soft drinks market has seen industry sales hit by extreme weather and weaker consumer demand. As expected, performance in the half was also impacted by changes to 7 UP’s distribution arrangements.

“Our European beverage business made a slow start to the year, mainly due to competitive market conditions and delayed integration benefits.

“Profits from our Asia Pacific region were impacted by weaker results from our operations in Australia, caused in part by the disruption resulting from a complex IT implementation, late last year.

“Adams, acquired on 31 March 2003, performed in line with expectations and the integration process is on track.”

“Overall, exchange rate movements and the consolidation of acquisitions had a significant impact on the results, reducing reported underlying earnings per share by 6% and 3% respectively.”

Outlook
Mr Stitzer said, “Looking to the full year, we see the performance of the Group remaining broadly similar to that seen in the first half.

“We expect flat to modestly increased profits from Americas Beverages, Americas Confectionery and European Beverages; a continued strong performance from EMEA with the exception of Dandy, and some modest improvement in Asia Pacific.

“As we have said previously, 2003 is a year of transition for Cadbury Schweppes as we consolidate Adams, manage the changes to 7 UP’s distribution arrangements in a depressed US beverage market and put in place the organisational changes announced in February.

“The new management team and organisational structure is settling down well with all of the regional and functional teams now substantially in place. The new team has taken decisive action to redress areas of underperformance while at the same time has been developing plans for accelerated growth from 2004 and beyond.

“We are confident that the opportunities arising from the Adams business combined with our greater ability to execute a more focused growth and efficiency agenda will establish a stronger and more sustainable platform for future growth.”

Board Announcement
David Kappler, Chief Financial Officer, will retire from Cadbury Schweppes in May 2004. The board is enormously grateful for his contribution during 38 years with the Group and especially as CFO over the last eight years. Details of his successor will be announced in due course.

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OPERATING AND FINANCIAL REVIEW
For the half year ended 15 June 2003

The regional commentaries listed below reflect the changes to the organisational structure announced in February 2003. The restated regional numbers for the full year 2002 can be found in the appendices.

“Sales” refers to net sales value (NSV) not volumes or tonnage. With the acquisition of Adams, management considers NSV to be the best measure of group performance. Volumes to sales metrics now vary widely around the group. In addressing this, NSV is consistent with Cadbury Schweppes policy of Managing for Value. This seeks to maximise profitable growth through a balanced mix of volume and pricing.

The contributions from the Adams business, acquired at the end of March, are included in the respective regional results. For the purposes of this announcement, Adams’ performance and outlook will be commented on separately from the regions.

Americas Beverages
Americas Beverages made underlying operating profits of £245 million on sales of £847 million. At constant exchange rates, sales rose by 2%. Of this 1% was contributed by acquisitions (mainly Nantucket Nectars) and 1% by the base business. Exchange rate movements reduced reported sales by 11% (£105 million).

Underlying operating profits rose 5% at constant exchange rates with all of the growth coming from the base business. Acquisitions were neutral at the underlying operating profit line. The increase in margin reflects the phasing of marketing spend in the US which, this year, will be more weighted toward the second half, and an excellent profits performance from Mexico. Exchange rate movements reduced underlying operating profits by 11% (£29 million).

The first half performance in the region was significantly influenced by three main factors:

•	A sharp slow-down in the soft drinks market in the US caused by the combination of extreme weather (a very cold winter and wet spring) and weak consumer demand in the fountain and food service channel
•	Changes to the distribution arrangements for 7 UP which resulted in 7 UP sales falling by 16% in the half, in line with expectations.
•	Contract issues with a major customer, which while now resolved, led to declines in Dr Pepper fountain and food service sales.

These negative influences were offset on the positive side by price and mix improvements, more disciplined indirect cost and trade spend management, and good performances from a number of our flavour carbonate and still brands.

Sunkist sales were up 11% and Hawaiian Punch by 9%, the latter mainly due to flavour extensions. Snapple sales were ahead by 3% on the back of higher pricing and good growth in grocery and Yoo-Hoo was ahead by 7% driven by new product introductions. Sales in our Mexican business grew strongly due to a 15% increase in flavoured Penafiel and a 17% increase in Clamato.

Europe Beverages
In Europe Beverages, the business reported sales and underlying operating profits of £295 million and £43 million respectively. At constant exchange rates, sales rose by 10% and underlying operating profits by 3%. Excluding the impact of acquisitions (Apollinaris & Schweppes in Germany), sales fell by 5% and underlying operating profit by 2%. The strengthening of the Euro increased sales by £24 million and underlying operating profits by £4 million.

Our European Beverage operations had a slow first half in generally weak and competitive markets. Soft drinks industry sales in all of our key markets – France, Germany and Spain – declined during the half.

In Spain, the business is performing soundly with costs benefiting from the successful integration of La Casera, despite increased competition. In France, sales are down year-on-year and much of the cost synergies planned for this year from Orangina are now likely to be delayed into next year.

In Germany, Apollinaris & Schweppes outperformed the market. Underlying market weakness was exacerbated by the introduction of a mandatory deposit scheme for non-returnable packaging at the beginning of the year and first half underlying operating profits were impacted by increased investment in new returnable capacity and marketing.

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Europe, Middle East and Africa (EMEA)
The EMEA region reported sales and underlying operating profits of £911 million and £125 million respectively. At constant exchange rates this represents a sales increase of 21% and underlying operating profit growth of 18%. Prior to acquisitions (Dandy, Kent and Adams EMEA) sales and underlying operating profits rose by 6% and 15% respectively. Exchange rate movements contributed £22 million to sales and £2 million to underlying operating profits.

This good performance from the base business was driven primarily by strong results at CTB and our emerging market businesses in Africa and the Middle East.

At CTB, the excellent performance seen in 2002 has continued into 2003. Sales in the first half were ahead by 8%. Market share rose by half a point in a market which grew by around 2% in volume (Source: IRI year to date to May 2003). Growth in our core moulded chocolate business has been driven by further extensions, Easter sales were strongly ahead (+8%) and we saw good growth in our high value sugar lines. Price increases implemented early in the year to cover increased cocoa costs generally held and did not significantly impact on consumer demand. Profits benefited from higher capacity utilisation and continued focus on costs.

In France, where the confectionery market has been weak, our gum market share benefited from new product launches toward the end of last year and early this year.

After a number of difficult years, our South African business performed strongly with sales up by over 20% and market share ahead by 1.2 points to 23%. In Egypt, sales growth of 25% was driven primarily by the successful launch of Cadbury moulded chocolate tailored to key local price points. The Kent business in Turkey produced sound results, however its important export business has been hit by the strengthening of the Turkish Lira against the US $.

Our Dandy business had a difficult half, primarily due to trading conditions in Russia. Early in the year, the business was restructured. It will now be managed within the existing country and regional structure rather than as a stand-alone business. As a result the head-office in Denmark has been significantly scaled back.

Americas Confectionery
Americas Confectionery reported sales of £275 million and underlying operating profits of £16 million. At constant exchange rates, sales and underlying operating profits rose by £178 million and £9 million respectively, reflecting the consolidation of Adams’ businesses in the Americas from the end of March (75% of the total Adams’ business is in the Americas). Excluding the impact of exchange rate movements and acquisitions, sales rose by £6 million but underlying operating profits fell by £4 million. Exchange rate movements impacted sales by £10 million or by 9% and underlying operating profits by £1 million or 13%.

The underlying operating profit decline in the business before acquisitions mainly reflects continued shortfalls in our Canadian operations. After a number of difficult years, our Canadian business is being reorganised both to focus on a smaller range of more profitable branded products and to reduce direct and indirect costs which are uncompetitive. The reduction in profits seen in the first half is a direct result of the repositioning of the business and reflects the combination of lower branded volumes and stock reduction.

In Argentina, the business recovered strongly with sales up by nearly 50% and margins more than doubled.

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Asia Pacific
In the Asia Pacific region, sales rose by 11% to £368 million. Underlying operating profits fell by 18% to £35 million. Favourable movements in exchange rates (the Australian dollar against sterling) contributed 1% to sales growth and 2% to underlying operating profit growth. Excluding the impact of acquisitions and exchange rate movements, Asia Pacific sales and underlying operating profits fell by 1% and 36% respectively.

The reduction in underlying operating profit was due to shortfalls in our Food & Beverage and Confectionery businesses in Australia and to a lesser extent our confectionery business in China and related markets.

In the Food & Beverage business in Australia, while the new SAP systems are now up and running, the indirect costs of what was a difficult implementation continue to impact the business. It has taken longer than expected to regain accounts lost as a consequence of the disruption caused.

The confectionery business was affected by the combination of reduced consumer demand following significant price increases early in the year and destocking by the trade.

Our confectionery sales in China and neighbouring markets were affected by the impact of SARS on consumer demand.

Elsewhere in the region, our Indian business produced good results with the underlying business showing double-digit increases in sales and operating profits at constant currency.

Adams
The Adams business was acquired at the end of March. The half results include 11 weeks of trading during which the business made underlying operating profits of £17 million on sales of £241 million.

The North American gum market remains competitive, but the business continued to make excellent progress in the Latin American and Asia Pacific gum markets and with the Halls brand around the world.

A recent re-examination of the Adams synergy and value-creation opportunities substantially validates the business case presented at the time of acquisition and we are moving rapidly to put our plans into action.

•	Organisation: the new organisation structure is well advanced. All senior and middle ranking appointments have been made with many being taken by Adams managers. The country integrations are running ahead of schedule with businesses in the UK, Greece and Switzerland already merged and planning well advanced in Spain, France, South Africa, Mexico and Argentina.
•	Revenue synergies: planning is well advanced and cross-selling initiatives are beginning to accelerate, for example:
o	Jaret products will be sold through the Adams network in the US from September
o	A range of Cadbury products will be in the Mexican route to market by the fourth quarter
o	In India our sales force are already distributing the Adams product range (mainly Halls)
•	Cost synergies: in supply chain, we have already secured procurement savings and are working on manufacturing plans. We have started the process of putting in place the North American shared services infrastructure centred in Dallas, and expect to have this operational by early 2004.

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Financial Review
Sales at £2.7 billion were 15% higher than last half year, representing an 18% increase at constant exchange rates. Acquisitions, net of disposals, contributed 16% to revenue growth. The most significant contributors to growth from acquisitions were Adams (mainly in the Americas) and Dandy and Kent in the EMEA region. Like-for-like base business sales grew 2%.

Underlying operating profit was up 3%. At constant currency the growth was 9%, with the base business contributing 3% and the half-year impact of acquisitions 6%. The adverse impact of currency movements (6%) was driven mainly by weakness in the US dollar. The overall trading margin fell from 17.0% to 15.3% reflecting lower margins on newly acquired businesses in their first year of integration. Excluding acquisitions, the trading margin fell slightly from 17.0% to 16.7%.

Central costs fell by £1 million to £52 million reflecting lower head office and IT costs partly offset by central Adams integration costs.

Income from associates at £24 million was £4 million lower than the previous half year of which £2 million was accounted for by exchange rate movements and the balance reflecting lower income from Camelot.

The Group charge for major restructuring, excluding associates, of £26 million was £9 million higher than last year. Of this 37% relates to acquisitions.

Goodwill amortisation at £44 million was £19 million higher than last half year, reflecting the acquisition activity within the Group over the last twelve months. The sale of minor subsidiaries and investments in the half recorded a loss of £1 million.

The interest charge was significantly higher at £71 million, driven by the cost of financing Adams since completion at the end of March.

Underlying profit before tax fell by 5% to £365 million but rose by 1% at constant exchange rates. Reported profit before tax fell by 16% to £294 million primarily reflecting higher restructuring and goodwill amortisation charges.

The underlying tax charge is 28.5% as against 29.7% in the first half of 2002 mainly reflecting tax relief on the Adams acquisition. We expect the full year rate on underlying Pre-tax Profit to be no higher than 28.5%.

Underlying earnings per share at 12.4 pence were 4% down on last year. At constant exchange rates underlying earnings per share were up 2%. The impact of acquisitions in the half year diluted earnings per share by 3%. Basic earnings per share (after goodwill amortisation, major restructuring and disposal gains/losses) fell by 19% reflecting the increase in restructuring costs, goodwill amortisation arising on acquisitions and lower disposal proceeds.

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Marketing Spend
Marketing expenditure in the first half of 2003 was £318 million, an increase of 19% over last year and an increase of 23% at constant exchange rates. This represents a marketing to net sales ratio of 11.8%, compared with 11.4% in 2002. Prior to acquisitions, the marketing to sales ratio was 10.8%, with the year-on-year reduction reflecting the combination of exchange rate movements and the phasing of marketing spend in Americas Beverages and European Confectionery.

Cash Flow
The Group traditionally has a seasonal working capital outflow in the first half, which is reversed in the second half. This year’s free cash flow outflow of £261 million is greater than normal, primarily reflecting a significant increase in working capital. This was driven by payments on movements in cocoa prices, timing of marketing and bottler payments at Dr Pepper/Seven Up and acquisitions.

Capital Spend
Capital spend grew by £33 million to £128 million, with the increase largely related to the PROBE IT systems and the normal capital spend within businesses acquired over the last year.

For the full year, we expect capital spend to be around £300 million as against £288 million for the full year 2002. The increase is mainly driven by the consolidation of the Adams business.

Dividends
The Board has declared an interim dividend of 3.65 pence, up from 3.50 pence in 2002. This will be paid on 17 October 2003 to Ordinary Shareholders on the Register at the close of business on 19 September 2003.

Interim Report
The Interim Results Report of the Directors will be mailed to Shareowners in early August 2003. This will include a UK/ US GAAP reconciliation and the Independent Review Report of the Auditors.

Ends

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For further information:

Cadbury Schweppes plc:	020-7409-1313
http://www.cadburyschweppes.com
Bond and Equity Enquiries	020-7830-5124
Sally Jones
Marie Wall
Media Enquiries	020-7409 1313
Dora McCabe
The Maitland Consultancy	020-7379-5151
Angus Maitland
Philip Gawith

A presentation on the results will be webcast live on the group’s website http://www.cadburyschweppes.com at 09.30 a.m. Copies of the slides accompanying the presentation will be available on the website on 23 July from 11 a.m.

High-resolution photographs are available to the media free of charge from 1.30 p.m. today at www.newscast.co.uk +44 (0)20 7608 1000.

Notes to Editors:

1.	Safe Harbor Statement
This material may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. This presentation should be viewed in conjunction with our periodic interim and annual reports and registration statements filed with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.

2.	Constant currency growth excludes the impact of exchange rate movements during the period.

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3.	The contribution from acquisitions equates to the half year impact of businesses acquired or disposed of in the current and prior year.

4.	The following schedules are attached:

5.	Notes to the Schedules

6.	Appendix: Regional Restatement

7.	Cadbury Schweppes
Cadbury Schweppes is a major global company that manufactures, markets and distributes branded beverages and confectionery products around the world. With origins stretching back over 200 years, today Cadbury Schweppes’ products – which include brands such as Cadbury, Schweppes, Dr Pepper, Snapple, Trebor and Bassett – are enjoyed in over 200 countries across the world. With the acquisition of Adams and its brands – Halls, Trident, Dentyne and Bubbas bubblegum range – the group now employs around 55,000 people and is the world’s largest confectionery company. It is also number one in sugar and functional confectionery, a strong number two in gum and the world’s third largest soft drinks company.

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Cadbury Schweppes plc
Group Profit and Loss Account
For the 24 weeks ended 15 June 2003

Year			Half Year (Unaudited)
2002 £m	Notes		2003 £m	2002 £m
		Turnover
5,298		Continuing operations	2,458	2,354
		Acquisitions	242

5,298			2,700	2,354
		Operating costs
(4,315)		Trading expenses	(2,288)	(1,953)
(64)		Goodwill amortisation	(44)	(25)
(53)	2	Major restructuring costs	(26)	(17)
(4,432)			(2,358)	(1,995)
866		Continuing operations	340	359
		Acquisitions	2
866		Group Operating Profit	342	359
58		Share of operating profit in associates	24	28

924		Total Operating Profit including Associates	366	387
9		Profit on disposal of fixed assets	—	—
3	3	(Loss)/profit on sale of subsidiaries & investments	(1)	5

936		Profit on Ordinary Activities before Interest	365	392
(106)	4	Net interest	(71)	(43)

830		Profit on Ordinary Activities before Taxation	294	349
(255)	5	Taxation on profit on ordinary activities	(97)	(111)

575		Profit on Ordinary Activities after Taxation	197	238
(3)		Equity minority interests	(2)	(1)
(24)		Non-equity minority interests	(10)	(11)

548		Profit for the Financial Period	185	226
(230)		Dividends paid and proposed to Ordinary Shareholders	(74)	(70)

318		Profit Retained for the Financial Period	111	156

p	8	Earnings per Ordinary Share of 12.5p	p	p
27.4		Basic	9.2	11.3
27.2		Diluted	9.2	11.2
32.0		Underlying *	12.4	12.9

11.5		Dividends per Ordinary Share	3.65	3.50
* Underlying EPS represents basic EPS, adjusted in order to exclude major restructuring cost (net of tax), goodwill amortisation and profits and losses on disposal of subsidiaries, investments and fixed assets. (Notes 6, 7 and 8).

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Cadbury Schweppes plc
Recognised Gains and Losses
Movements in Shareholders’ Funds
For the 24 weeks ended 15 June 2003

Year		Half Year (Unaudited)
2002 £m		2003 £m	2002 £m
	Statement of Total Recognised Gains and Losses

548	Profit for the period	185	226
(217)	Currency translation differences	(19)	(13)

331	Total Recognised Gains and Losses in the period	166	213

Year		Half Year (Unaudited)
2002 £m	Reconciliation of Movements in Shareholders’ Funds	2003 £m	2002 £m

2,880	Shareholders’ Funds at the beginning of the year	3,020	2,880
331	Total recognised gains and losses in the period	166	213
(230)	Dividends to Ordinary Shareholders	(74)	(70)
26	New share capital subscribed	10	22
13	Goodwill written back to the profit and loss account on disposal of subsidiary	—	—

3,020	Shareholders’ Funds at the end of the period	3,122	3,045

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Cadbury Schweppes plc
Summarised Group Balance Sheet
At 15 June 2003

Year			Half Year (Unaudited)
2002 £m	Notes		2003 £m	2002 £m
		Fixed Assets
3,919		Intangible assets and goodwill	6,115	3,885
1,351		Tangible assets	1,665	1,282
545		Investments	538	548

5,815			8,318	5,715

		Net Current Assets (excluding net borrowings)
528		Stocks	721	574
1,052		Debtors	1,383	1,066
(1,844)		Creditors	(1,859)	(1,630)

(264)			245	10
		Other Liabilities
(1,846)	9	Net borrowings	(4,763)	(2,003)
(419)		Provisions for liabilities and charges	(420)	(381)

3,286		Net Assets	3,380	3,341

		Capital and Reserves
257		Called up share capital	257	257
1,050		Share premium account	1,062	1,047
90		Capital redemption reserve	90	90
59		Revaluation reserve	59	59
1,564		Profit and loss account	1,654	1,592

3,020		Shareholders' Funds	3,122	3,045

		Minority Interests
16		Equity minority interests	19	26
250		Non-equity minority interests	239	270

266			258	296

3,286		Total Capital Employed	3,380	3,341

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Cadbury Schweppes plc
Group Cash Flow Statement
For the 24 weeks ended 15 June 2003

Year			Half Year (Unaudited)
2002 £m	Notes		2003 £m	2002 £m
		Net cash flow from operating activities
866		Group operating profit	342	359
166		Depreciation	88	75
64		Goodwill amortisation	44	25
(5)		Other items	(13)	(14)
5		Changes in working capital	(282)	(172)
1,096			179	273
13		Dividends received from associates	—	—
		Returns on investments and servicing of finance
(74)		Interest paid, net	(52)	(36)
(25)		Dividends paid to minority interests	(5)	(7)
(99)			(57)	(43)
(221)		Taxation	(94)	(99)
		Capital expenditure and financial investments
(251)		Net capital expenditure	(128)	(98)
14		Issuance of shares by Employee Trust	12	11
(237)			(116)	(87)
		Acquisitions and disposals
(628)	10	Acquisitions of businesses	(2,761)	(274)
4	3	Net proceeds from sale of investments, associates and subsidiary undertakings	—	4
(624)			(2,761)	(270)
(223)		Dividends paid to Ordinary Shareholders	(161)	(153)

(295)		Cash outflow before use of liquid resources and financing	(3,010)	(379)
22	9	Management of liquid resources	32	68
		Financing
26		Issues of Ordinary Shares	10	23
276	9	Net change in borrowings and other financing	2,998	275

302		Net cash inflow from financing	3,008	298

29	9	Increase/(decrease) in cash	30	(13)

		Free cash flow
(295)		Cash outflow before use of liquid resources and financing	(3,010)	(379)
610		Add back: cash flows relating to acquisitions, disposals and purchase of shares by Employee Trust	2,749	259

315			(261)	(120)

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Cadbury Schweppes plc
Turnover and Operating Profit Analysis
For the 24 weeks ended 15 June 2003

	Half Year (Unaudited)

Turnover	2003 £m	2002 £m

Americas Beverages	847	930
Americas Confectionery	275	107
Europe, Middle East and Africa	911	734
European Beverages	295	248
Asia Pacific	368	331

	2,696	2,350
Central	4	4

Total Turnover	2,700	2,354

	Half Year (Unaudited)

Operating profit	2003 £m	2002 £m

Americas Beverages	245	261
Americas Confectionery	16	8
Europe, Middle East and Africa	125	104
European Beverages	43	38
Asia Pacific	35	43

	464	454
Central and Other	(52)	(53)

Underlying operating profit	412	401
Major restructuring costs	(26)	(17)
Goodwill amortisation	(44)	(25)

Group operating profit	342	359

The Group has redefined the segments used to analyse sales and operating profit to reflect the reorganisation of the management structure of the Group following the acquisition of Adams. Comparative information has been restated on a consistent basis.

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Cadbury Schweppes plc
Notes to the Schedules

1.	Group Accounts
	a.	The half year accounts are prepared on the basis of the accounting policies as set out in the Group's published accounts for the 52 weeks ended 29 December 2002.
b.	The half year accounts are unaudited and were approved by the Board of Directors on 22 July 2003. The full year figures for 2002 included in this announcement do not comprise statutory accounts for the purpose of Section 240 of the Companies Act 1985, and have been extracted from the Group's Report & Accounts and Form 20-F for 2002, a copy of which has been delivered to the Registrar of Companies and on which an unqualified report has been made by the auditors under Section 235 of the Companies Act 1985.

2.	Major Restructuring Costs
During the first half of 2003, the Group incurred £26m (2002: £17m) of restructuring costs of which £10m (2002: £9m) related to integration projects in acquired businesses, the most significant of which was the initial costs of merging the Adams business into the Group.

3.	Profit on Sale of Subsidiaries and Investments
During the first half of 2003 the Group completed the sale of Bouquet d’Or, a French confectionery company.
The disposals taking place in the first half of 2002 were the Group’s beverages brands in Indonesia and 25% of the Group’s shareholding in Camelot, which reduced the Group’s overall holding to 20%.

4.	Net Interest
Year		Half Year (Unaudited)

2002 £m		2003 £m	2002 £m
86	Net interest arising in Group companies	64	34
20	Share of net interest arising in associates	7	9

106		71	43

5.      Taxation

Year		Half Year (Unaudited)

2002 £m		2003 £m	2002 £m
15	UK	3	3
228	Overseas	89	103
10	Associates	5	5

253		97	111
2	Tax on profit on disposal of subsidiaries and investments	—	—

255		97	111

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6.	Underlying Operating Profit including Associates
The calculation of underlying operating profit including associates is as follows:
Year		Half Year (Unaudited)

2002 £m		2003 £m	2002 £m
924	Total Operating Profit including associates	366	387
53	Add: major restructuring costs	26	17
64	Add: goodwill amortisation	44	25

1,041	Underlying operating profit including associates	436	429

7.	Underlying Profit before tax
The calculation of underlying profit before tax is as follows:
Year		Half Year (Unaudited)

2002 £m		2003 £m	2002 £m
830	Profit on Ordinary Activities Before Taxation	294	349
53	Add: major restructuring costs	26	17
64	Add: goodwill amortisation	44	25
(3	Loss/(profit) on disposals	1	(5)
(9	Less: profit on disposals of fixed assets	—	—

935	Underlying profit before tax	365	386

8.	Earnings per Ordinary Share
Basic EPS for the half year is calculated on the weighted average of 2,011 million shares in issue during the half year (2002 half year: 2,000 million; 2002 full year: 2,003 million). Diluted EPS is calculated on the weighted average of 2,015 million shares (2002 half year: 2,015 million; 2002 full year: 2,017 million) which includes dilutive options outstanding. The earnings used in calculating the Basic and Underlying EPS figures were as follows:
Year			Half Year (Unaudited)

Earnings	EPS		Earnings		EPS
2002 £m	2002 p		2003 £m	2002 £m	2003 p	2002 p
548	27.4	Earnings / Basic EPS	185	226	9.2	11.3
38	1.9	Add: Restructuring costs*	19	12	0.9	0.6
64	3.2	Add: Goodwill amortisation	44	25	2.2	1.2
(10)	(0.5)	Loss/(profit) on disposals*	1	(4)	0.1	(0.2)

640	32.0	Underlying earnings / EPS	249	259	12.4	12.9

* Net of Tax
Cadbury Schweppes considers underlying earnings per share to be a more reliable measure of business performance than basic earnings per share because it removes the impact of non-recurring items in the period such as major restructuring costs and disposals, and the impact of goodwill amortisation. This enables users of the statements to make a more meaningful comparison of performance between years.

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9.	Net Borrowings
Net borrowings are made up as follows:
Year		Half Year (Unaudited)

2002 £m		2003 £m	2002 £m
175	Cash at bank and in hand	167	160
(38)	Bank overdrafts	(19)	(61)

137	Net cash	148	99
297	Liquid resources	264	254
(752)	Other short term borrowings	(2,716)	(847)
(1,528)	Long term borrowings	(2,459)	(1,509)

(1,846)		(4,763)	(2,003)

Movements in cash and net borrowings in the period were as follows:
	Total net borrowings £m	Net cash £m	Liquid resources £m	Borrowings £m
At 29 December 2002	1,846	(137)	(297)	2,280
Cash flow for the period	3,000	(30)	32	2,998
Assumed on acquisition	1	12	—	(11)
Exchange rate adjustments	(84)	7	1	(92)

At 15 June 2003	4,763	(148)	(264)	5,175

10.	Acquisitions
On 30 March 2003 the Group acquired the Adams Confectionery business from Pfizer Inc. for total consideration of $4.2 billion. Adams is a branded global confectionery manufacturer of functional gum and medicated sweets.
Due to the proximity of the acquisition to the balance sheet date, the related fair values are stated on a provisional basis.
During the first half of 2002, acquisitions included Kent (a sugar confectionery company in Turkey), Squirt (a Mexican beverage brand) and Nantucket Allserve Inc. (a US beverage company). During the first half of 2002 the Group also purchased 39% of the shares of Cadbury India which means that at 16 June 2002 the Group owned 90% of Cadbury India. Prior to 29 December 2002 the Group’s holding of Cadbury India further increased to over 94%. The Group’s holding in Cadbury Nigeria increased by 6% to 46%. Total acquisition spend in the prior period was £275m.

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Appendix

Regional Restatement of Turnover and Operating Profit

	£m	£m
	2002 Full Year	2002 Half Year
Turnover
Americas Beverages	1,982	930
Americas Confectionery	252	107
Europe, Middle East and Africa	1,768	734
European Beverages	548	248
Asia Pacific	738	331

	5,288	2,350
Central	10	4

Total Turnover	5,298	2,354

	£m	£m
	2002 Full Year	2002 Half Year
Operating profit
Americas Beverages	586	261
Americas Confectionery	20	8
Europe, Middle East and Africa	274	104
European Beverages	104	38
Asia Pacific	114	43

	1,098	454
Central and Other	(115)	(53)

Underlying Operating Profit	983	401
Major restructuring costs	(53)	(17)
Goodwill amortisation	(64)	(25)

Group operating profit	866	359

Restated regional numbers reflect changes to the organizational structure announced 12 February 2003.

Summary reclassifications:

•	Americas Beverages adds Mexico to the former North America Beverages region of Mott’s, Snapple and DPSU. Mexico was previously reported within European Beverages.
•	Americas Confectionery adds the Adams business to Cadbury Schweppes’ existing Americas Confectionery operations in Argentina, Canada and the US.
•	EMEA combines the former European Confectionery region with the Africa, India and Middle East region (AIM), with the exception of two countries, India and Pakistan, which are included within Asia Pacific.
•	European Beverages excludes Mexico from the former European Beverages region.
•	Asia Pacific adds India and Pakistan to the former Asia Pacific region.